Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-205950

Southern California Gas Company

Final Term Sheet

May 31, 2016

2.600% First Mortgage Bonds, Series TT, due 2026

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated May 31, 2016 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated August 27, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings[1]:	Aa2 (stable) by Moody’s Investor Service A+ (stable) by Standard & Poor’s Ratings Services AA- (stable) by Fitch Ratings

Trade Date:	May 31, 2016

Settlement Date:	June 3, 2016 (T+3)

Securities Offered:	2.600% First Mortgage Bonds, Series TT, due 2026

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2016

Coupon:	2.600% per annum, accruing from June 3, 2016

Maturity:	June 15, 2026

Yield to Maturity:	2.622%

Spread to Benchmark Treasury:	+78 basis points

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Yield:	1.842%

Optional Redemption Provision:	Prior to March 15, 2026, make whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. On and after March 15, 2026, 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Price to Public:	99.806%, plus accrued interest, if any

CUSIP:	842434 CQ3

ISIN:	US842434CQ33

Total Net Proceeds:	Approximately $495.8 million, after deducting the underwriting discount but before deducting estimated offering expenses payable by the Company.

Joint Book-Running Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Samuel A. Ramirez & Company, Inc. UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	MFR Securities, Inc. SG Americas Securities, LLC Siebert Brandford Shank & Co., L.L.C.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, by calling Credit Agricole Securities (USA) Inc. toll-free at 1-866-807-6030, by calling Samuel A. Ramirez & Company, Inc. toll-free at 1-800-888-4086, by calling UBS Securities LLC toll-free at 1-888-827-7275 or by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

2